SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

**Bolívar 108
(C1066AAB)
Buenos Aires, Argentina**
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a bondholders' meeting held on September 9, 2002 filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores.*

SUMMARY OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING OF IRSA SERIES 02 FLOATING RATE NOTES DUE 2002 IN A PRINCIPAL AMOUNT OF U$S 40,148,501 HELD ON SEPTEMBER 9, 2002 (THE "SERIES 02 NOTES")

First Point:

It was unanimously approved by Banca Nazionale del Lavoro ("BNL") and HSBC Bank Argentina S.A. ("HSBC") the designation of the representatives of the bondholders BNL and HSBC to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved:

1) to extend the maturity of the principal of the Series 02 Notes due on September 9, 2002, until September 30, 2002.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the extension of the maturity of the principal until September 30, 2002.

Third Point:

It was unanimously approved:

1) to extend the maturity of the Interest Period beginning on August 30, 2002 and ending on September 9, 2002, until September 30, 2002 and the capitalization of such interest corresponding to the Series 02 Notes. Therefore, the principal amount of the Series 02 Notes will be US$ **U$S 40,280,496.**

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the capitalization of the interest corresponding to the Interest Period beginning on August 30, 2002 and ending on September 9, 2002 and the extension of the maturity until September 30, 2002.

Fourth Point:

It was unanimously approved:

1) the amendment of the Interest Rate applicable to the Series 02 Notes for the Interest Period beginning on September 9, 2002 and ending on September 30, 2002, establishing an annual fix interest rate of 12%.

2) the authorization to the Trustee to amend the Second Supplemental Indenture with the purpose of including the Interest Rate applicable to the Interest Period beginning on September 9, 2002 and ending on September 30, 2002, establishing an annual fix interest rate of 12% .

Fifth Point:

It was unanimously approved:

To waive the financial ratio established in "Article Fourth -- 4. Covenants – 4.16 of the Second Supplemental Indenture, and stated in the Pricing Supplement of the Series 02 Notes issued on December 22, 2000 and in the terms and conditions of the Series 02 Global Note, for the fiscal year ended on June 30, 2002 in accordance with the proceeding established in the Pricing Supplement of the Series 02 Notes.

Sixth Point:

It was unanimously approved:

To waive the financial ratio established in "Article Fourth -- 4. Covenants – 4.17 of the Second Supplemental Indenture, and stated in the Pricing Supplement of the Series 02 Notes issued on December 22, 2000 and in the terms and conditions of the Series 02 Global Note, for the fiscal year ended on June 30, 2002 in accordance with the proceeding established in the Pricing Supplement of the Series 02 Notes.

Seventh Point:

It was unanimously approved:

To waive the financial ratio established in "Article Fourth -- 4. Covenants – 4.18 of the Second Supplemental Indenture, and stated in the Pricing Supplement of the Series 02 Notes issued on December 22, 2000 and in the terms and conditions of the Series 02 Global Note, for the fiscal year ended on June 30, 2002 in accordance with the proceeding established in the Pricing Supplement of the Series 02 Notes.

Eighth Point:

It was unanimously approved:

To waive the financial ratio established in "Article Fourth -- 4. Covenants – 4.19 of the Second Supplemental Indenture, and stated in the Pricing Supplement of the Series 02 Notes issued on December 22, 2000 and in the terms and conditions of the Series 02 Global Note, for the fiscal year ended on June 30, 2002 in accordance with the proceeding established in the Pricing Supplement of the Series 02 Notes.

IRSA

September 12, 2002

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IRSA Inversiones y Representaciones Sociedad Anónima – Report of Foreign Private Issuer on Form 6-K.

Dear Sirs:

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima (the "Company"), we enclose for filing eight complete copies of the Company 's report on Form 6-K. One of such copies has been manually signed, the other copies have been conformed.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter "received" and returning it to us by courier, billing us, in the enclosed self addressed envelope.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Angeles del Prado, Esq. At (00-54-11)-4322-0033 ext. 231, e-mail: a.prado@ezabog.com.ar or Martin Mittelman, Esq. At (00-54-11)-4322-0033 ext. 229, e-mail: m.mittelman@ezabog.com.ar

Sincerely,

Saúl Zang

Tel.: 54-11-4323-7555
Fax: 54-11-4323-7597
e-mail: irsa@irsa.com

IRSA INVERSIONES Y REPRESENTACIONES S.A.
Bolivar 108 Primer Piso (1066) Buenos Aires
http://www.irsa.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________________
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors

Dated: September 12, 2002